Zentek Files Amended and Restated Audited Financial
Statements

Guelph, ON - November 4, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), announces that it has filed amended and restated audited financial statements (the "Amended and Restated Financials") for the financial year ended March 31, 2022, which amend and restate the previously filed audited financial statements for the financial year ended March 31, 2022 (the "Financial Statements"). Part 3.2 of Companion Policy 51-102CP Continuous Disclosure Obligations states that when an issuer changes its auditors during the periods presented in the annual financial statements and the new auditor has not audited the comparative period, the auditor's report would normally refer to the predecessor auditor's report unless that predecessor auditor's report on the comparative period is reissued with the financial statements. As the new auditor's report did not refer to the predecessor auditor's report, the Amended and Restated Financials therefore include the predecessor auditor's report, covering the financial year ended March 31, 2021.

The revisions to the Amended and Restated Financials have been made at the request of Staff at the Ontario Securities Commission in connection with a continuous disclosure review.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's proprietary ZenGUARD™ coating is patent-pending and shown to have 99% antimicrobial activity, including against COVID-19, for use in PPE and potentially HVAC systems and other industries. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Ryan Shacklock
Tel: (306) 270-9610
Email: rshacklock@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.